Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this registration statement of iVOW, Inc. on Form S-3 of our report, dated March 20, 2006 on our audit of the consolidated financial statements of iVOW, Inc. and Subsidiary as of December 31, 2005 and 2004 and for the years then ended, which report is included in the annual report on Form 10-KSB for the year ended December 31, 2005 of iVOW, Inc. and includes an explanatory paragraph relating to its ability to continue as a going concern. We also consent to the reference to our Firm under the caption “Experts” in the prospectus of the registration statement.

/s/ J. H. COHN LLP
San Diego, California
April 7, 2006